Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

February 19, 2021

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Lithotomos:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-20-321511) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on December 18, 2020. The purpose of the Amendment was to provide certain updated disclosures related to, among other things, sub-adviser, principal investment strategy and principal risk changes for Transamerica Asset Allocation-Conservative Portfolio, Transamerica Asset Allocation-Growth Portfolio, Transamerica Asset Allocation-Moderate Growth Portfolio, Transamerica Asset Allocation-Moderate Portfolio (collectively, the “Asset Allocation Funds”) and Transamerica Large Cap Value, each a series of the Registrant (each, a “Fund” and together, the “Funds”). The Staff’s comments were conveyed to the Registrant by telephone on February 1, 2021.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

General Comments:

1.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm that all bracketed or missing information will be supplied in the Rule 485(b) filing, and provide the completed fee table and expense examples for each Fund in the response letter to these comments at least five days prior to the Funds’ Rule 485(b) filing.

Response: The Registrant so confirms. The completed fee tables and expense examples for the Funds are attached hereto as Appendix A.

2.

Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that contractual fee waivers can only be reflected in the fee tables if the duration of the waiver is at least one year from the effective date of the registration statement.

Response: The Registrant so acknowledges.

3.	Principal Risks: Please consider including cybersecurity risk as a principal risk for the Funds.

Response: The Registrant notes that “Cybersecurity and Operations” risk is included in the “More on Risks of Investing in the Funds” section of the prospectus and believes the current placement of this disclosure is appropriate.

4.

Comment: Please supplementally confirm that the change in the Funds’ principal investment strategies and risks do not rise to the level of materiality requiring shareholder approval or further SEC review.

Response: The Registrant notes that certain investment strategy and risk changes in connection with the sub-adviser changes for these Funds were implemented through previous Rule 497 filings. The Registrant notes that such changes did not materially alter the nature of the Funds, and that each Fund continues to invest in the same asset class and pursues an investment strategy similar to its prior investment strategy.

TRANSAMERICA ASSET MANAGEMENT        1

Large Cap Value:

5.	Fees and Expenses – Annual Fund Operating Expenses: Please supplementally clarify the reasoning for reduction in the management fee.

Response: The Registrant notes that Transamerica Asset Management, Inc., the Fund’s investment manager, believed it was in the best interest of the Fund and its shareholders to lower its management fee schedule in connection with the change in the Fund’s sub-adviser and related changes.

6.

Principal Investment Strategies: The Staff notes that the Fund includes derivatives as a principal investment strategy. Please disclose whether the market value of these instruments at the time of investment will be included in the calculation of the Fund’s 80% investment policy.

Response: The Registrant notes that the Fund does not invest in derivatives as part of its principal investment strategy.

Asset Allocation Funds:

7.

Principal Risks: Please clarify whether “Structure Conflicts” and “Underlying Exchange-Traded Funds” are new principal risks for each of the Asset Allocation Funds and, if so, please indicate whether these new risks result from a material change in the investment strategies of the Asset Allocation Funds.

Response: The Registrant notes that “Structure Conflicts” risk was previously named “Allocation Risk” and is not a new principal risk applicable to the Asset Allocation Funds. The Registrant notes that “Underlying Exchange-Traded Funds” has been added as a new principal investment risk as, with respect to each Asset Allocation Fund, the new sub-adviser is permitted to invest up to 10% of its net assets in ETFs to gain certain exposures not accessible through underlying Transamerica Funds.

8.	Principal Investment Strategies: Please explain what is meant by “primarily” in the following sentence in each of the Asset Allocation Funds:

“The fund seeks to achieve its investment objective by primarily investing its assets in a broad mix of underlying Transamerica Funds (“underlying funds”).”

Response: The Registrant notes that “primarily” in the noted sentence means at least 65% of the Fund’s assets.

SAI Comments:

9.	Comment: Please confirm that all bracketed or missing information will be supplied in the Rule 485(b) filing.

Response: The Registrant so confirms.

Part C Comments:

10.

Comment: The Staff notes that pursuant to the FAST Act, filings after April 1, 2020 (including 485(b) filings) must include hyper-links to every exhibit filed with the registration statement or incorporated by reference. See Instruction 5 to Item 28 of Form N-1A and Rule 102(d) and Rule 105(d) of Regulation S-T.

Response: The Registrant has updated the Part C accordingly.

Please direct any comments or questions concerning this filing to the undersigned at (720) 482-8836.

Very truly yours,

/s/ Erin D. Nelson
Erin D. Nelson
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

TRANSAMERICA ASSET MANAGEMENT        2

Appendix A

Fee Tables

Transamerica Asset Allocation – Conservative Portfolio

Class	A	C	I	R
Management fees[1]	0.10%	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	0.25%	1.00%	0.00%	0.50%
Other expenses	0.11%	0.13%	0.14%	0.14%
Acquired fund fees and expenses[2,3]	0.68%	0.68%	0.68%	0.68%
Total annual fund operating expenses	1.14%	1.91%	0.92%	1.42%
Fee waiver and/or expense reimbursement[4]	0.00%	0.00%	0.09%	0.00%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.14%	1.91%	0.83%	1.42%

[1]	Management fees have been restated to reflect a reduction in management fees effective August 28, 2020.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect estimated fees for the current fiscal year following the change in sub-adviser on August 28, 2020.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2022 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.60% for Class A shares, 1.35% for Class C shares, 0.35% for Class I shares and 0.95% for Class R shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2022 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect. In addition, TAM has contractually agreed to reimburse 0.09% of the sub-transfer agency fees and certain per account transfer agency fees on Class I shares through March 1, 2022.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class A	$660	$892	$1,143	$1,860
Class C	$294	$600	$1,032	$2,233
Class I	$85	$284	$500	$1,123
Class R	$145	$449	$776	$1,702

If the shares are not redeemed:
	1 year	3 years	5 years	10 years
Class A	$660	$892	$1,143	$1,860
Class C	$194	$600	$1,032	$2,233
Class I	$85	$284	$500	$1,123
Class R	$145	$449	$776	$1,702

TRANSAMERICA ASSET MANAGEMENT        3

Transamerica Asset Allocation – Growth Portfolio

Class	A	C	I	R
Management fees[1]	0.10%	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	0.25%	1.00%	0.00%	0.50%
Other expenses	0.16%	0.19%	0.14%	0.14%
Acquired fund fees and expenses[2,3]	0.84%	0.84%	0.84%	0.84%
Total annual fund operating expenses	1.35%	2.13%	1.08%	1.58%
Fee waiver and/or expense reimbursement[4]	0.00%	0.00%	0.09%	0.00%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.35%	2.13%	0.99%	1.58%

[1]	Management fees have been restated to reflect a reduction in management fees effective August 28, 2020.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect estimated fees for the current fiscal year following the change in sub-adviser on August 28, 2020.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2022 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.60% for Class A shares, 1.35% for Class C shares, 0.35% for Class I shares and 0.95% for Class R shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2022 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect. In addition, TAM has contractually agreed to reimburse 0.09% of the sub-transfer agency fees and certain per account transfer agency fees on Class I shares through March 1, 2022.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class A	$680	$954	$1,249	$2,085
Class C	$316	$667	$1,144	$2,462
Class I	$101	$335	$587	$1,309
Class R	$161	$499	$860	$1,878

If the shares are not redeemed:
	1 year	3 years	5 years	10 years
Class A	$680	$954	$1,249	$2,085
Class C	$216	$667	$1,144	$2,462
Class I	$101	$335	$587	$1,309
Class R	$161	$499	$860	$1,878

TRANSAMERICA ASSET MANAGEMENT        4

Transamerica Asset Allocation – Moderate Growth Portfolio

Class	A	C	I	R
Management fees[1]	0.10%	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	0.25%	1.00%	0.00%	0.50%
Other expenses	0.13%	0.15%	0.13%	0.15%
Acquired fund fees and expenses[2,3]	0.77%	0.77%	0.77%	0.77%
Total annual fund operating expenses	1.25%	2.02%	1.00%	1.52%
Fee waiver and/or expense reimbursement[4]	0.00%	0.00%	0.09%	0.00%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.25%	2.02%	0.91%	1.52%

[1]	Management fees have been restated to reflect a reduction in management fees effective August 28, 2020.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect estimated fees for the current fiscal year following the change in sub-adviser on August 28, 2020.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2022 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.60% for Class A shares, 1.35% for Class C shares, 0.35% for Class I shares and 0.85% for Class R shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2022 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect. In addition, TAM has contractually agreed to reimburse 0.09% of the sub-transfer agency fees and certain per account transfer agency fees on Class I shares through March 1, 2022.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class A	$670	$925	$1,199	$1,978
Class C	$305	$634	$1,088	$2,348
Class I	$93	$309	$544	$1,216
Class R	$155	$480	$829	$1,813

If the shares are not redeemed:
	1 year	3 years	5 years	10 years
Class A	$670	$925	$1,199	$1,978
Class C	$205	$634	$1,088	$2,348
Class I	$93	$309	$544	$1,216
Class R	$155	$480	$829	$1,813

TRANSAMERICA ASSET MANAGEMENT        5

Transamerica Asset Allocation – Moderate Portfolio

Class	A	C	I	R
Management fees[1]	0.10%	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	0.25%	1.00%	0.00%	0.50%
Other expenses	0.11%	0.14%	0.13%	0.10%
Acquired fund fees and expenses[2,3]	0.71%	0.71%	0.71%	0.71%
Total annual fund operating expenses	1.17%	1.95%	0.94%	1.41%
Fee waiver and/or expense reimbursement[4]	0.00%	0.00%	0.09%	0.00%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.17%	1.95%	0.85%	1.41%

[1]	Management fees have been restated to reflect a reduction in management fees effective August 28, 2020.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect estimated fees for the current fiscal year following the change in sub-adviser on August 28, 2020.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2022 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.60% for Class A shares, 1.35% for Class C shares, 0.35% for Class I shares and 0.85% for Class R shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2022 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect. In addition, TAM has contractually agreed to reimburse 0.09% of the sub-transfer agency fees and certain per account transfer agency fees on Class I shares through March 1, 2022.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class A	$663	$901	$1,158	$1,892
Class C	$298	$612	$1,052	$2,275
Class I	$87	$291	$511	$1,146
Class R	$144	$446	$771	$1,691
If the shares are not redeemed:
	1 year	3 years	5 years	10 years
Class A	$663	$901	$1,158	$1,892
Class C	$198	$612	$1,052	$2,275
Class I	$87	$291	$511	$1,146
Class R	$144	$446	$771	$1,691

TRANSAMERICA ASSET MANAGEMENT        6

Transamerica Large Cap Value

Class	A	C	I	R6	I2
Management fees[1]	0.59%	0.59%	0.59%	0.59%	0.59%
Distribution and service (12b-1) fees	0.25%	1.00%	0.00%	0.00%	None
Other expenses	0.20%	0.21%	0.15%	0.04%	0.04%
Total annual fund operating expenses	1.04%	1.80%	0.74%	0.63%	0.63%
Fee waiver and/or expense reimbursement[2]	0.00%	0.00%	0.09%	0.00%	0.00%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.04%	1.80%	0.65%	0.63%	0.63%

[1]	Management fees have been restated to reflect a reduction in management fees effective December 1, 2020.
[2]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2022 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 1.15% for Class A shares, 1.90% for Class C shares, 0.83% for Class I shares, 0.72% for Class R6 shares and 0.72% for Class I2 shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2022 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect. In addition, TAM has contractually agreed to reimburse 0.09% of the sub-transfer agency fees on Class I shares through March 1, 2022.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class A	$650	$863	$1,092	$1,751
Class C	$283	$566	$975	$2,116
Class I	$66	$228	$403	$910
Class R6	$64	$202	$351	$786
Class I2	$64	$202	$351	$786
If the shares are not redeemed:
	1 year	3 years	5 years	10 years
Class A	$650	$863	$1,092	$1,751
Class C	$183	$566	$975	$2,116
Class I	$66	$228	$403	$910
Class R6	$64	$202	$351	$786
Class I2	$64	$202	$351	$786

TRANSAMERICA ASSET MANAGEMENT        7